As filed with the Securities and Exchange Commission on May 23, 2023
Registration No. 333-272130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

John Deere Capital Corporation
(Exact name of registrant as specified in its charter)
Delaware	36-2386361
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 5328
Madison, Wisconsin 53705-0328
(800) 438-7394
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Edward R. Berk
Deere & Company
One John Deere Place Moline, Illinois 61265-8098
(309) 748-2674
(Name, address, including zip code, and telephone number, including area code, of agent for service)
COPIES TO:
Robert M. Hayward, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654	Edward F. Petrosky Alexander E. Csordas Sidley Austin LLP 787 Seventh Avenue New York, New York 10019

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registration Statement on Form S-3 (File No. 333-272130) (the “Registration Statement”) of John Deere Capital Corporation that was automatically effective upon its filing with the Securities and Exchange Commission (the “SEC”) on May 22, 2023, and is being filed solely for the purpose of replacing the Exhibit 25.2 statement of eligibility of trustee previously filed with the Registration Statement with the Exhibit 25.2 statement of eligibility of trustee filed herewith. This Amendment consists only of the cover page, this explanatory note and Item 16 (Exhibits) of the Registration Statement and does not modify any other part of the Registration Statement. Pursuant to Rule 462(e) under the Securities Act of 1933, as amended, this Amendment shall become effective immediately upon filing with the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 16.   List of Exhibits.
Exhibit Number	Exhibit
*1.1	Proposed forms of terms agreement and underwriting agreement basic provisions for Preferred Stock (Exhibit 1.1 to Registration Statement on Form S-3 No. 333-272130).
***1.2	Distribution agreement among John Deere Capital Corporation and Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., RBC Capital Markets LLC and TD Securities (USA) LLC.
*1.3	Distribution agreement dated February 26, 2009 between John Deere Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Exhibit 1.3 to Form 8-K of the registrant dated April 26, 2011: File No. 1-6458)
*1.4	Amendment to distribution agreement dated as of April 6, 2020 among John Deere Capital Corporation, InspereX LLC and BofA Securities, Inc. (Exhibit 1.4 to Form 8-K of the registrant dated April 7, 2020: File No. 1-6458).
***1.5	Amendment to distribution agreement among John Deere Capital Corporation, InspereX LLC and BofA Securities, Inc.
*4.1	Senior indenture dated March 15, 1997 between the registrant and The Bank of New York Mellon (formerly known as The Bank of New York, successor Trustee to The Chase Manhattan Bank) (Exhibit 4.1 to Registration Statement on Form S-3 No. 333-68355)
*4.2	First supplemental senior indenture dated as of April 21, 2011 between the registrant and The Bank of New York Mellon (Exhibit 4.2 to Registration Statement on Form S-3 No. 333-173672)
*4.3	Second supplemental senior indenture dated as of April 17, 2014 between the registrant and The Bank of New York Mellon (Exhibit 4.3 to Registration Statement on Form S-3 No. 333-195332)
*4.4	Third supplemental senior indenture dated as of April 7, 2017 between the registrant and The Bank of New York Mellon (Exhibit 4.4 to Registration Statement on Form S-3 No. 333-217193)
*4.5	Subordinated indenture dated September 1, 2003 between the registrant and U.S. Bank National Association (Exhibit 4.3 to Registration Statement on Form S-3 No. 333-108705)
***4.6	Proposed form of debt warrant agreement (including proposed form of debt warrant certificate)
*4.7	Proposed form of senior fixed rate medium-term note (Exhibit 4.7 to Registration Statement on Form S-3 No. 333-272130)
*4.8	Proposed form of senior floating rate medium-term note (Exhibit 4.8 to Registration Statement on Form S-3 No. 333-272130)
*4.9	Proposed form of subordinated fixed rate medium-term note (Exhibit 4.9 to Registration Statement on Form S-3 No. 333-272130)
*4.10	Proposed form of subordinated floating rate medium-term note (Exhibit 4.10 to Registration Statement on Form S-3 No. 333-272130)
*4.11	Proposed form of master global InterNote (Exhibit 4.11 to Registration Statement on Form S-3 No. 333-272130)
*5.1	Opinion of Kirkland & Ellis LLP (Exhibit 5.1 to Registration Statement on Form S-3 No. 333-272130)
*8.1	Tax opinion of Kirkland & Ellis LLP with respect to medium-term note prospectus supplement (Exhibit 8.1 to Registration Statement on Form S-3 No. 333-272130)
**23.1	Consent of Deloitte & Touche LLP
*23.2	Consent of Kirkland & Ellis LLP (included in their opinion filed as Exhibit 5.1)

Exhibit Number	Exhibit
*23.3	Consent of Kirkland & Ellis LLP (included in their opinion filed as Exhibit 8.1)
*24	Power of Attorney (included on signature page to the Registration Statement on Form S-3 No. 333-272130)
**25.1	Statement of eligibility of The Bank of New York Mellon under the Trust Indenture Act of 1939, as amended, on Form T-1 and relating to the Senior Indenture, dated as of March 15, 1997
**25.2	Statement of eligibility of U.S. Bank National Association under the Trust Indenture Act of 1939, as amended, on Form T-1 and relating to the Subordinated Indenture, dated as of September 1, 2003
*107	Filing Fee Table (Exhibit 107 to Registration Statement on Form S-3 No. 333-272130)

*
Incorporated by reference.

**
Filed herewith.

***
To be filed as an exhibit to a Current Report on Form 8-K.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Rock Island, State of Illinois, on May 23, 2023.
John Deere Capital Corporation
By:
/s/ John C. May

John C. May
Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.
Name	Title	Date
* Ryan D. Campbell	Director	May 23, 2023
/s/ Joshua A. Jepsen Joshua A. Jepsen	Director, Senior Vice President and Principal Financial Officer (Principal Accounting Officer)	May 23, 2023
* Rajesh Kalathur	Director and President	May 23, 2023
/s/ John C. May John C. May	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	May 23, 2023
* Steven N. Owenson	Director	May 23, 2023
* Cory J. Reed	Director	May 23, 2023
* Jayma A. Sandquist	Director	May 23, 2023
* Andrew C. Traeger	Director	May 23, 2023
* Markwart von Pentz	Director	May 23, 2023
* By Attorney-in-Fact
/s/ Edward R. Berk

Edward R. Berk